      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

               BOGEN COMMUNICATIONS INTERNATIONAL, INC. (OFFEROR)
                 (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   097189-10-4
                      (CUSIP Number of Class of Securities)

                                  JONATHAN GUSS
                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                  50 SPRING ST.
                            RAMSEY, NEW JERSEY 07446
                                 (201) 934-8500
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                             MICHAEL J. BOHNEN, ESQ.
                           NUTTER MCCLENNEN & FISH LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 439-2000

                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE

              $10,000,000                                  $920

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,500,000 shares of common stock, par value $.001 per share, at the tender offer price of $4 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                            Filing Party:   N/A
Form or Registration No.:  N/A                           Date Filed:     N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Tender Offer Statement on Schedule TO relates to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase 2,500,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price of $4.00 per share, net to the seller in cash, without interest. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

      This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.


ITEM 12.    EXHIBITS

(a)(1)(A)         Offer to Purchase, dated July 16, 2002

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2002

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2002

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)     Not applicable

(a)(5)(A) Letter to Shareholders from the Chief Executive Officer, dated July 16, 2002

(a)(5)(B)         Press Release dated July 16, 2002

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Jonathan Guss
                                                     ------------------
                                                     Jonathan Guss
                                                     Chief Executive Officer
Date:  July 16, 2002

                                  EXHIBIT INDEX

(a)(1)(A)         Offer to Purchase, dated July 16, 2002

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2002

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2002

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)     Not applicable

(a)(5)(A) Letter to Shareholders from the Chief Executive Officer, dated July 16, 2002

(a)(5)(B)         Press Release dated July 16, 2002